Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-4) and related Prospectus of Energy Transfer and to the incorporation by reference therein of our report dated February 24, 2023, with respect to the consolidated financial statements of Crestwood Equity Partners LP included in its Annual Report (Form 10-K) for the year ended December 31, 2022, and our report dated February 24, 2023 with respect to the effectiveness of internal control over financial reporting of Crestwood Equity Partners LP as of December 31, 2022 included in its Annual Report (Form 10-K) for the year ended December 31, 2022, each filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Houston, Texas

September 14, 2023